Exhibit 99.1

Momo Announces Unaudited Financial Results for the Second Quarter and First Half of 2015

BEIJING, CHINA, August 19, 2015 – Momo Inc. (Nasdaq: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the second quarter 2015.

Second Quarter 2015 Highlights

•	Net revenues increased 264% year over year to $30.7 million.

•	Net income attributable to Momo Inc. was $1.7 million, compared to a net loss of $7.0 million for the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $6.0 million compared to a non-GAAP net loss of $5.4 million for the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.01, compared to a diluted net loss per ADS of $1.16 for the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.03, compared to a non-GAAP diluted net loss per ADS of $1.11 for the same period last year.

•	Monthly Active Users (“MAU”)[1] were 78.4 million in June 2015, an increase of 47% year over year.

First Half 2015 Highlights

•	Net revenues increased 311% year over year to $57.1 million for the first half of 2015.

•	Net income attributable to Momo Inc. was $8.4 million for the first half of 2015.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $15.4 million for the first half of 2015.

•	Diluted income per ADS was $0.04 for the first half of 2015.

•	Non-GAAP diluted income per ADS (note 1) was $0.08 for the first half of 2015.

Commented Yan Tang, Chairman and CEO of Momo, “In the second quarter we devoted significant resources into the launch of Momo6.0 and swiftly rolled out two follow up upgrades to address the issues observed through our analysis of data and user feedbacks. Looking forward, we will continue to optimize the existing feature sets and create new social use cases to lower the barrier of communications on Momo, particularly for new users. These explorations are crucial for us to keep pushing the boundaries of our targetable user base and further increase the scale of the platform.

“I’m also excited to announce that we will soon be debuting Momo Live to the tens of millions of Momo users. This interactive live music service will create a brand new way for our users to connect and socialize on the platform. It will enrich the content offering on the platform and therefore help us improve engagement and bring in new users.

“On the monetization side, we launched a native marketing system to support self-serving ad placement on a real-time-bidding mechanism. The launch of this marketing system has greatly improved the effective CPM of our proprietary marketing product portfolio, which has already become a powerful engine for our future growth. In August 2015, we celebrated the fourth anniversary of Momo, a meaningful milestone for our young and vibrant team. Product innovation has taken us to where we are today and will continue to drive us forward in our pursuit of growth in the years ahead.”

[1]

MAU during a given calendar month is defined as Momo users who accessed our platform through Momo mobile application and utilized any of the functions on our platform for at least one day during the 30-day period counting back from the last day of such calendar month.

Second Quarter 2015 Financial Results

Net revenues

Total net revenues were $30.7 million in the second quarter of 2015, an increase of 264% from $8.4 million during the same quarter of 2014.

Membership subscription revenues were $14.8 million in the second quarter of 2015, an increase of 166% from $5.6 million during the same period of 2014. Members are Momo users who have paid the subscription fees for the membership services. The increase in membership subscription revenues was primarily driven by the significant growth in the number of Momo members, which was in turn powered by the Company’s growing user base as well as the launch of new membership privileges to drive the adoption rate. Momo members reached 3.5 million as of June 30, 2015, up from 1.7 million as of June 30, 2014.

Mobile games revenues were $7.7 million in the second quarter of 2015, an increase of 210% from $2.5 million during the second quarter of 2014. The increase in game revenues was mainly due to the increase in the number of games operated by the Company as well as the growing number of active game players on Momo’s platform, which was 8.1 million during the quarter, compared to 2.8 million in the second quarter of 2014.

Mobile marketing revenues were $6.7 million in the second quarter of 2015. Mobile marketing revenues for the same period last year were immaterial. During the quarter, the Company launched a performance based native marketing system to support self-serving advertising placement in the feeds on Message Board and Nearby People. The in-feed marketing system is now powering the Company’s native marketing solutions which now serve a wide range of marketers including application developers, local businesses and brand owners. Since its launch, the system has improved the efficiency of traffic monetization on the Momo platform. As a result, the Company’s proprietary marketing solutions, which include both display and in-feed marketing products, grew significantly during the second quarter of 2015, representing a majority of the mobile marketing revenues for the quarter. Mobile marketing revenues from third party strategic partnerships, including Alibaba and 58.com also contributed to the year over year increase in marketing revenues.

Revenues from other services, which mainly consisted of paid emoticons and revenues from our gifting services, was $1.5 million in the second quarter of 2015, a substantial increase from $0.3 million during the second quarter of 2014. The increase in other services revenues was primarily driven by the continued growth from paid emoticons as well as the steady ramp up of revenues from gifting services.

Cost and expenses

Costs and expenses were $31.4 million in the second quarter of 2015, an increase of 102% from $15.6 million during the same period last year. The increase was primarily attributable to: (a) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (b) an increase in marketing expenditures to enhance Momo’s brand awareness and to a lesser extent, for user acquisition through online marketing channels; (c) increased fees to payment channels resulting from higher revenues; and (d) an increase in infrastructure related spending driven by strong traffic growth.

Non-GAAP costs and expenses (note 1) were $27.2 million in the second quarter of 2015, an increase of 95% from $13.9 million during the same period last year.

Income from operations

Loss from operations was $0.4 million in the second quarter of 2015, compared to $7.1 million during the same period last year.

Non-GAAP income from operations (note 1) was $3.8 million in the second quarter of 2015, compared to a non-GAAP loss from operations of $5.5 million during the same period last year.

Net income

Net income attributable to Momo Inc. was $1.7 million in the second quarter of 2015, compared to a net loss of $7.0 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $6.0 million in the second quarter of 2015, compared to a non-GAAP net loss of $5.4 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.01 in the second quarter of 2015, compared to a diluted net loss per ADS of $1.16 in the second quarter of 2014.

Non-GAAP diluted net income per ADS (note 1) was $0.03 in the second quarter of 2015 compared to a non-GAAP diluted net loss per ADS of $1.11 in the second quarter of 2014.

Cash and cash flow

As of June 30, 2015, Momo’s cash, cash equivalents and time deposits totaled $453.1 million compared to $451.0 million as of December 31, 2014. Net cash provided by operating activities in the second quarter of 2015 was $9.3 million compared to $2.1 million for the same quarter of 2014.

First Half 2015 Financial Results

Net revenues for the first half of 2015 were $57.1 million, an increase of 311% from $13.9 million in the same period of 2014, primarily driven by the significant increase in net revenues from membership subscription and mobile games.

Net income attributable to Momo Inc. was $8.4 million in the first half of 2015, compared to a net loss of $8.3 million during the same period of 2014 primarily driven by the significant increase in net revenues, offset by the increase in cost and expenses.

Non-GAAP net income attributable to Momo Inc. (note 1) was $15.4 million in the first half of 2015, compared to a net loss of $5.6 million during the same period of 2014.

Diluted net income per ADS was $0.04 during the first half of 2015 compared to a diluted net loss of $1.16 in the same period of 2014.

Non-GAAP diluted net income per ADS (note 1) was $0.08 during the first half of 2015 compared to a diluted net loss of $1.10 in the same period of 2014.

Net cash provided by operating activities was $18.0 million during the first half of 2015.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, (loss) / income from operations, net (loss) / income attributable to Mono Inc., and diluted earnings per ADS) which is adjusted from the most comparable GAAP results to exclude share-based compensation. A limitation of using these non-GAAP financial measures it that share-based compensation charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Wednesday, August 19, 2015 at 9:00 p.m. U.S. Eastern Daylight Time (9:00 a.m. Beijing / Hong Kong Time on August 20, 2015).

Dial-in details for the earnings conference call are as follows:

International: +65 6713 5090

U.S. Toll Free: +1 866 519 4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Conference ID: 5966676

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00 p.m. U.S. Eastern Daylight Time, August 26, 2015. The dial-in details for the replay are as follows:

International: +61-2-8199 0299

U.S. Toll Free: +1 646 254 3697

Passcode: 5966676

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. For more information, please visit http://ir.immomo.com.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +861057310538

Email: ir@immomo.com

Christensen In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our preliminary unaudited results for the second quarter of 2015 and our management quotes.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter of 2015 are preliminary, unaudited and subject to audit adjustment. In addition, we may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to effectively manage our rapid growth, our ability to grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		First half year
	ended June 30		ended June 30
	2014	2015	2014	2015
Net revenues:
Membership subscription	5,578	14,834	8,744	27,855
Mobile games	2,475	7,674	4,438	13,808
Mobile marketing	89	6,733	118	12,777
Other services	298	1,485	586	2,610

Total net revenues	8,440	30,726	13,886	57,050
Cost and expenses:
Cost of revenues	(3,444)	(6,256)	(6,037)	(11,938)
Research and development	(1,577)	(5,986)	(2,890)	(10,696)
Sales and marketing	(7,199)	(14,826)	(9,071)	(21,605)
General and administrative	(3,340)	(4,334)	(4,333)	(8,602)

Total cost and expenses	(15,560)	(31,402)	(22,331)	(52,841)
Other operating income	—	235	—	389

(Loss) Income from operations	(7,120)	(441)	(8,445)	4,598
Interest income	89	2,172	181	3,980

(Loss) Income before income tax and share of income on equity method investments	(7,031)	1,731	(8,264)	8,578
Income tax expenses	—	(33)	—	(184)

(Loss) Income before share of income on equity method investments	(7,031)	1,698	(8,264)	8,394
Share of income on equity method investments	—	7	—	10

Net (loss) income attributable to Momo Inc.	(7,031)	1,705	(8,264)	8,404
Deemed dividend to preferred shareholders	(37,863)	—	(40,301)	—

Net (loss) income attributable to ordinary shareholders	(44,894)	1,705	(48,565)	8,404

Net (loss) income per share attributable to ordinary shareholders
Basic	(0.58)	0.00	(0.58)	0.02
Diluted	(0.58)	0.00	(0.58)	0.02
Weighted average shares used in calculating net (loss) income per ordinary share
Basic	77,703,593	344,273,028	83,887,234	332,454,848
Diluted	77,703,593	401,178,629	83,887,234	401,598,258

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		First half year
	ended June 30		ended June 30
	2014	2015	2014	2015

Net (loss) gain attributable to Momo Inc.	(7,031)	1,705	(8,264)	8,404
Other comprehensive income, net of tax of nil
Foreign currency translation adjustment	24	(31)	(507)	79

Comprehensive (loss) gain attributable to Momo Inc. shareholders	(7,007)	1,674	(8,771)	8,483

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31,	June 30,
	2014	2015
Assets
Current assets
Cash and cash equivalents	450,968	103,139
Term deposits	—	350,000
Accounts receivable, net of allowance for doubtful accounts of $nil and $nil as of December 31, 2014 and June 30, 2015, respectively	7,038	17,177
Prepaid expenses and other current assets	8,009	18,794
Amount due from a related party	—	1,797

Total current assets	466,015	490,907
Property and equipment, net	9,936	12,468
Intangible assets, net	—	524
Rental deposits	793	190
Long term investments	1,760	9,004

Total assets	478,504	513,093

Liabilities and equity
Current liabilities
Accounts payable	5,900	9,555
Deferred revenue	16,348	22,345
Accrued expenses and other current liabilities	9,415	16,343
Amount due to related parties	6,450	6,598

Total current liabilities	38,113	54,841
Other non-current liabilities	—	2,135

Total liabilities	38,113	56,976
Shareholder’s equity (Note a)	440,391	456,117

Total liabilities and shareholder’s equity	478,504	513,093

Note a: As of June 30, 2015, the number of ordinary shares issued and outstanding was 380,919,648.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		First half year
	ended June 30		ended June 30
	2014	2015	2014	2015
Cash flows from operating activities:
Net (loss) income attributable to Momo Inc.	(7,031)	1,705	(8,264)	8,404
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation of property and equipment	633	1,282	1,029	2,394
Amortization of intangible assets	—	247	—	377
Share-based compensation	1,663	4,252	2,625	6,995
Investing income	—	(7)	—	(10)
Loss on disposal of property and equipment	64	—	64	5
Changes in operating assets and liabilities:
Accounts receivable	(469)	(4,426)	(2,488)	(10,099)
Prepaid expenses and other current assets	(2,967)	(7,328)	(4,611)	(10,176)
Amount due from a related party	198	711	198	(1,782)
Rental deposit	—	546	(731)	603
Accounts payable	2,730	2,593	4,527	3,512
Income tax payable	—	(151)	—	—
Deferred revenue	2,800	2,603	6,586	5,964
Accrued expenses and other current liabilities	4,524	7,353	4,653	9,541
Amount due to related parties	—	79	—	148
Other non-current liabilities	—	(154)	—	2,136

Net cash provided by operating activities	2,145	9,305	3,588	18,012
Cash flows from investing activities:
Purchase of property and equipment	(3,988)	(3,317)	(5,063)	(4,802)
Purchase of intangible assets	—	(30)	—	(565)
Payment for long term investments	—	(3,627)	—	(7,235)
Pre-payment for long term investments in process	—	(806)	—	(806)
Purchase of term deposits	—	—	—	(350,000)

Net cash used in investing activities	(3,988)	(7,780)	(5,063)	(363,408)
Cash flows from financing activities:
Proceeds from issuance of convertible redeemable participating preferred shares	211,750	—	211,750	—
Repurchase of convertible redeemable participating preferred shares	(30,750)	—	(30,750)	—
Proceeds from exercise of options	—	162	—	162
Capital contribution from shareholders	15	—	15	—
Repurchase of ordinary shares	(58,044)	—	(58,044)	—
Payment for IPO costs	(165)	(500)	(165)	(2,634)

Net cash provided by financing activities	122,806	(338)	122,806	(2,472)
Effect of exchange rate on cash and cash equivalents	36	(14)	(485)	39

Net increase in cash and cash equivalents	120,999	1,173	120,846	(347,829)
Cash and cash equivalent at beginning of period	55,221	101,966	55,374	450,968

Cash and cash equivalent at end of period	176,220	103,139	176,220	103,139

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months				Three months
	ended June 30, 2014				ended June 30, 2015
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(15,560)	1,663	(a)	(13,897)	(31,402)	4,252	(b)	(27,150)

(Loss) income from operations	(7,120)	1,663	(a)	(5,457)	(441)	4,252	(b)	3,811
Net (loss) income attributable to Momo Inc.	(7,031)	1,663	(a)	(5,368)	1,705	4,252	(b)	5,957

	First half year				First half year
	ended June 30, 2014				ended June 30, 2015
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Cost and operating expenses	(22,331)	2,625	(c)	(19,706)	(52,841)	6,995	(d)	(45,846)

(Loss) income from operations	(8,445)	2,625	(c)	(5,820)	4,598	6,995	(d)	11,593
Net (loss) income attributable to Momo Inc.	(8,264)	2,625	(c)	(5,639)	8,404	6,995	(d)	15,399

Notes:

(a)	Adjustments to exclude share-based compensation of $1,663 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $4,252 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $2,625 from the unaudited condensed consolidated statements.
(d)	Adjustments to exclude share-based compensation of $6,995 from the unaudited condensed consolidated statements.